ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

February 4, 2021

VIA ELECTRONIC EDGAR FILING

Alexandra Barone

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Wikisoft Corp.
Form 10-12G
Filed January 6, 2021
File No. 000-56239

Dear Ms. Barone:

We have electronically filed herewith on behalf of Wikisoft Corp. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Form 10-12G. Amendment No. 1 is marked to show changes made from the previous filing. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Carsten Falk, Chief Executive Officer of the Company, dated February 1, 2021. We trust you shall deem the contents of this letter responsive to your comment letter.

Form 10-12G filed January 6, 2021

Executive Compensation, page 31

Comment 1. Please disclose the executive compensation for the fiscal year ended December 31, 2020. Refer to Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to include disclosure of the executive compensation for the fiscal year ended December 31, 2020.

Alexandra Barone

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

February 4, 2021

General

Comment 2. Please tell us whether you qualify as an emerging growth company and if so check the box on the cover page to indicate as such and revise your prospectus to:

•Describe how and when a company may lose emerging growth company status;

• Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;

• State your election under Section 107(b) of the JOBS Act;

•If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

• If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, the Company confirms that it qualifies as an Emerging Growth Company and has revised Amendment No. 1 to check the box on the cover page to indicate that the Company is an Emerging Growth Company and further, has revised the disclosures in Amendment No. 1 to describe how and when a company may lose emerging growth company status, briefly describe the various exemptions available to the Company such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934 and to disclose that the Company has elected to avail itself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), and added a risk factor explaining that this election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and to also state that as a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to same, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Joyce Sweeney/ U.S. Securities and Exchange Commission
Kathleen Collins/U.S. Securities and Exchange Commission
Jan Woo/U.S. Securities and Exchange Commission
Carsten Falk./Wikisoft Corp.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 •

FAX 561-514-0832

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